SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 1)*
TRANS WORLD ENTERTAINMENT CORPORATION
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
89336Q100
(CUSIP Number)
Julian M. Benscher
Sherwood Investments Overseas Limited
13613 Honeycomb Road
Groveland, Florida 34736
(352-429-2101)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Paul Davis Fancher, Esq.
Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 5200
Atlanta, Georgia 30308
(404-885-3000)
December 13, 2007
(Date of Event That Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89336Q100

1	NAMES OF REPORTING PERSONS Sherwood Investments Overseas Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,961,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,961,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,961,900[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.31%

14	TYPE OF REPORTING PERSON (see instructions)

	CO

[1]	All of the shares reported on this Schedule 13D are held directly by Sherwood Investments Overseas Limited, which is wholly owned by Sherwood Trust. The trustee for Sherwood Trust is Overseas Trust Company Limited. Ms. Iseppi and Dr. Trepp are agents of Overseas Trust Company Limited. Mr. Benscher is the Authorized Signatory for Sherwood Investments Overseas Limited.

CUSIP No. 89336Q100

1	NAMES OF REPORTING PERSONS Sherwood Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,961,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,961,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,961,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.31%

14	TYPE OF REPORTING PERSON (see instructions)

	OO

CUSIP No. 89336Q100

1	NAMES OF REPORTING PERSONS Overseas Trust Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,961,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,961,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,961,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.31%

14	TYPE OF REPORTING PERSON (see instructions)

	OO

CUSIP No. 89336Q100

1	NAMES OF REPORTING PERSONS Julian Mark Benscher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,961,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,961,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,961,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.31%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

CUSIP No. 89336Q100

1	NAMES OF REPORTING PERSONS Esther Iseppi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,961,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,961,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,961,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.31%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

CUSIP No. 89336Q100

1	NAMES OF REPORTING PERSONS Dr. Urs Trepp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,961,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,961,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,961,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.31%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

This Amendment No. 1 (this “Amendment No. 1”) to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Sherwood Investments Overseas Limited (“Sherwood”), Sherwood Trust, Overseas Trust Company Limited, Julian Mark Benscher, Esther Iseppi, and Dr. Urs Trepp (collectively, the “Reporting Persons”) on December 10, 2007 (the “Initial Statement”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Initial Statement by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 1 have the same meanings as those set forth in the Initial Statement.
Item 4. Purpose of Transaction.
Item 4 is hereby amended and supplemented by inserting the following paragraph after the eighth paragraph thereof:
     On December 13, 2007, following negotiations with the Issuer through its legal and financial advisors, the Issuer and Sherwood entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which the Issuer agreed to provide to Sherwood certain confidential and proprietary information concerning the Issuer.
Item 5. Interest in Securities of the Issuer.
Items 5(a), (b), and (c) are hereby amended as set forth below:
     (a) As of the close of business on December 13, 2007, each Reporting Person is deemed to be the beneficial owner of 1,961,900 shares of the Issuer’s Common Stock, constituting approximately 6.31% of the shares of Common Stock outstanding. The aggregate percentage of shares reported herein is based upon 31,081,909 shares outstanding, which is the total number of shares outstanding as of August 31, 2007 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on September 13, 2007 for the quarter ended August 4, 2007.
     (b) The table below sets forth for each of the Reporting Persons the number of Issuer’s Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.
			Sole Power to	Shared Power to
	Sole Power to	Shared Power to	Dispose/Direct	Dispose/Direct
Reporting Person	Vote/Direct Vote	Vote/Direct Vote	Disposition	Disposition
Sherwood Investments Overseas Limited	0	1,961,900	0	1,961,900
Sherwood Trust	0	1,961,900	0	1,961,900
Overseas Trust Company Limited	0	1,961,900	0	1,961,900
Julian Mark Benscher	0	1,961,900	0	1,961,900
Esther Iseppi	0	1,961,900	0	1,961,900
Dr. Urs Trepp	0	1,961,900	0	1,961,900
     (c) The transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past 60 days are as contained in Exhibit D attached hereto. Except as described in Exhibit D, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons any of their directors, executive officers or control persons, have effected any other transactions with respect to the Issuer’s Common Stock during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended in its entirety as set forth below:
     See Item 4 for a description of the Confidentiality Agreement. Except as otherwise set forth herein and in the Initial Statement, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby supplemented as set forth below:

Exhibit D	Schedule of transactions in the Issuer’s Common Stock by the Reporting Persons during the past 60 days.

Exhibit E	Press Release, dated December 12, 2007.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  December 14, 2007

SHERWOOD INVESTMENTS OVERSEAS LIMITED

By:	/s/ Julian Mark Benscher

Name: Julian Mark Benscher
Title: Authorized Signatory

SHERWOOD TRUST

By:	Overseas Trust Company Limited, its Trustee

By:	/s/ Urs Trepp

Name: Dr. Urs Trepp
Title: Director

OVERSEAS TRUST COMPANY LIMITED

By:	/s/ Urs Trepp

Name: Dr. Urs Trepp
Title: Director

JULIAN MARK BENSCHER

/s/ Julian Mark Benscher

ESTHER ISEPPI

/s/ Esther Iseppi

DR. URS TREPP

/s/ Urs Trepp

EXHIBIT INDEX

Exhibit	Description

A	Joint Filing Agreement, dated December 10, 2007, by and among Sherwood Investments Overseas Limited, Sherwood Trust, Overseas Trust Company Limited, Julian Mark Benscher, Esther Iseppi, and Dr. Urs Trepp (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D filed on December 10, 2007).

B	Letter, dated November 16, 2007, from Sherwood Investments Overseas Limited to Trans World Entertainment Corporation (incorporated by reference to Exhibit B to the Reporting Persons’ Schedule 13D filed on December 10, 2007).

C	Letter, dated November 29, 2007, from Sherwood Investments Overseas Limited to Trans World Entertainment Corporation and Special Committee of the Board of Directors (incorporated by reference to Exhibit C to the Reporting Persons’ Schedule 13D filed on December 10, 2007).

D	Schedule of transactions in the Issuer’s Common Stock by the Reporting Persons during the past 60 days.

E	Press Release, dated December 12, 2007.

Exhibit D
SCHEDULE OF TRANSACTIONS IN THE ISSUER’S COMMON STOCK
BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

Date of Purchase	Number of Shares Purchased	Price Per Share
November 9, 2007	620,701	$4.9716
November 12, 2007	198,005	$4.9648
November 13, 2007	423,679	$4.9582
November 14, 2007	103,000	$4.972
November 15, 2007	866	$4.9658
November 16, 2007	90,747	$5.0145
November 21, 2007	24,000	$4.9338
November 26, 2007	1,468	$4.91
November 28, 2007	13,916	$4.945
November 29, 2007	1,919	$5.0267
November 29, 2007	21,699	$5.0239
November 29, 2007	40,000	$5.0366
November 30, 2007	5,000	$5.6143
December 5, 2007	5,000	$5.5098
December 5, 2007	5,000	$5.48437
December 7, 2007	3,000	$5.53
December 7, 2007	96,000	$5.7102
December 10, 2007	50,000	$5.762
December 10, 2007	20,000	$5.6073
December 11, 2007	20,000	$5.50612
December 11, 2007	50,000	$5.4956
December 12, 2007	40,000	$5.48982
December 12, 2007	60,000	$5.34
December 12, 2007	40,000	$5.30
December 13, 2007	27,900	$5.08

Exhibit E
PRESS RELEASE
Sherwood Investments Overseas Ltd. Files 13-D and Signs Confidentiality Agreement with Trans World Entertainment Corp.
Orlando, FL, December 12, 2007—Sherwood Investments Overseas Ltd. announced today that immediately following this release it will sign a confidentiality agreement with Trans World Entertainment Corporation in order to facilitate the due diligence process pursuant to its $7 per share offer made on November 29th. Sherwood has also filed a 13D with the Securities and Exchange Commission disclosing that it owns 1,704,000 shares, or 5.48%, of Trans World Entertainment’s common stock and will be filing an amendment to that 13D to reflect the execution of the confidentiality agreement and the purchase of any additional shares.
For additional information regarding this press release, please contact: Scott Bennett, Public Relations Representative, Sherwood Investments Overseas Ltd., Tel. (352) 429-2101.